SUB-ITEM 77D

                               MFS SERIES TRUST II

In accordance with the new SEC name-test rule that funds with names that suggest a particular type of investment must invest at least 80% of their assets in the type of investment suggested by their name, the MFS Large Cap Growth Fund changed the percentage that it will invest in large cap equity from 65% of total assets to 80% of net assets, as described in the supplement dated May 1, 2002 to its current prospectus, as filed with the Securities and Exchange Commission via EDGAR on May 1, 2002. Such description is incorporated herein by reference.